Exhibit 12

BEAM INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

Nine Months Ended September 30, 2013
Earnings Available:
Income from continuing operations before income taxes	$354.8
Add: Total Fixed Charges	77.3
Less: Income of equity investees included above	1.0

Total Earnings Available	$431.1

Fixed Charges:
Interest expense and amortization of debt discount and expenses	$73.0
Portion of rentals representative of an interest factor	4.3

Total Fixed Charges	$77.3

Ratio of Earnings to Fixed Charges	5.58